Exhibit (e)(3)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

ING INVESTMENT MANAGEMENT CO. LLC

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING Large Cap Growth Portfolio (formerly, ING Wells Fargo Omega Growth Portfolio)	0.2475%
ING Large Cap Value Portfolio (formerly, ING Pioneer Equity Income Portfolio)	0.2925% on the first $500 million 0.27% thereafter